EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-214352 on Form S-8 of our reports dated March 8, 2018, relating to the combined consolidated financial statements and financial statement schedules of Quality Care Properties, Inc. and subsidiaries, which report expresses an unqualified opinion and includes emphasis of matters regarding the Plan Sponsor Agreement entered into on March 2, 2018 and cost allocations prior to separation from HCP, Inc., and the effectiveness of Quality Care Properties, Inc. and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Quality Care Properties, Inc. for the year ended December 31, 2017.

/s/ DELOITTE & TOUCHE LLP
McLean, Virginia
March 8, 2018